
BOLD MOVE
BEVERAGES
COLD
BROOZE
CRAFT COCKTAIL
VANILLA
OAT
BOLD MOVE
BEVERAGES
COLD
BROOZE
CRAFT COCKTAIL
ORIGINAL
BLACK

INVEST IN **BOLD MOVE BEVERAGES**

Pioneered Cold Brooze — a trademarked boozy coffee that is disrupting brunchtime drinking

boldmovebeverages.com Louisville, KY

Alcohol & Vice | Food & Beverage | Retail | Brewery

Highlights

1. Now sold in Kentucky, Texas, California, and Massachusetts!
2. Developed proprietary formulas for low-ABV, fresh tasting, coffee-based cocktails
3. Launched second flavor, Vanilla Oat Cold Brooze, a creamy and sweet complement to flagship Original
4. Achieved $30K in Q3 2024 revenue and aim to 20X revenue in 2025 (not guaranteed)
5. Expanding retail presence with national partners, now in 20+ Total Wine & BevMo/GoPuff locations

Featured Investor



AV RCP LP
Syndicate Lead

Follow

Invested $120,000

Render's Wefunder Match Fund will support campaigns in Louisville and Southern IN - matching the first $20,000 that your company raises!
render.capital

"As the Founding Managing Director of Render Capital I've had the opportunity to work with incredible founders and visionary teams who are pushing boundaries and reimagining industries. That's exactly what got me excited about Bold Move Beverages and their dynamic founder, Jacob Guss along with their whole founding team of industry leaders. Bold Move is transforming the beverage space by delivering a product that not only tastes exceptional but aligns with today's consumers who are seeking bold, conscious choices. Their approach to building a strong brand and creating a category-defining product is as innovative as it is inspiring. I've known Jacob as a passionate and driven entrepreneur who combines creativity with operational excellence. His leadership, along with his team's dedication to delivering quality and building a values-driven brand, gives me confidence that Bold Move is poised for growth. I'm also personally a fan of Bold Move Beverages—they've earned a spot in my fridge at home and the office! Their ability to connect with consumers through an authentic brand and an outstanding product is remarkable. Bold Move is uniquely positioned at the intersection of lifestyle, wellness, and consumer engagement. The market is ripe for disruption, and Jacob and his team are leading the charge. I'm proud to support Bold Move as an investor and to help bring their vision to life for consumers everywhere."

Our Team



Jacob Guss Founder, CEO

Jacob boldly quit his 9-5 to formulate Cold Brooze & build Bold Move Beverages. Jacob holds an MBA from UT Austin, co-founded a nonprofit, and has professional experience as a Strategist.

Cold Brooze was born out of Jacob's love for coffee and his desire to feel more energized while socially drinking. At brunches, morning tailgates, and happy hours, Jacob grew tired of the same old options. Jacob is fueled by a desire to make the world a more fun & joyous place to live by creating products that bring people together.



Lewis Milligan Co-Founder, CCO

Lewis' is a 25+ year industry veteran who helped grow Red Bull North America and two beer distributorships that were acquired. Lewis is an avid outdoorsman and skilled bass fisherman.



Justin Fenchel Advisor/Mentor

Justin is the bold founder of BeatBox Beverages, a national brand with +$100M in ARR. After completing his MBA at UT, Justin and his team appeared on Shark Tank & landed a deal with Mark Cuban. Justin is passionate about music and hanging with friends.



Caroline Fabacher Advisor

Bold Moves run in Caroline's veins. As a serial alcohol entrepreneur, venture attorney, and advisor, Caroline brings unmatched wisdom to our team. She is also an avid explorer and loves hiking.



Chris Sundberg Advisor/Investor

Chris' Bold Move is wearing flip flops to most business meetings. Chris is a CPA by trade and is also a successful angel investor. His life goal is to always need a bigger dinner table.



Judson Kauffman Advisor

Judson' is no stranger to bold moves. Prior to advising BMB, Jud served as a Navy Seal and co-founded Desert Door Sotol and Terradepth. He is passionate about leadership and self actualization.

The Bold Story

Bold Move Beverages was born from Jacob's love of coffee and his desire to feel more energized during social gatherings. After years of compromising with subpar options at brunches, golf outings, morning tailgates, and other drinking occasions, Jacob decided to bet on himself, leaving his 9-to-5 to bring his bold vision to life.


BOLD MOVE
BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
VANILLA OAT
ORIGINAL BLACK

Mission

Our brand mission is to use the social power of coffee and whiskey to inspire bold moves and foster genuine connections. Our unique Cold Brooze® is crafted to elevate gatherings, energizing drinkers while celebrating life's bold moments.

Values

We believe in joy, community, and the courage to take bold leaps. We're here to create products that spark fun, celebrate togetherness, and empower people to embrace life's adventures.

The Bold Opportunity



INNOVATION MEETS OPPORTUNITY
READY-TO-DRINK COCKTAILS
Spirit-based RTDs are growing at 40%. Whiskey-based RTD's are showing fastest growth
READY-TO-DRINK COFFEE
Coffee lovers crave convenience; RTD's dominate on the, afternoon, and evening use cases
COLD COFFEE TRENDS
Millennials drink more coffee than previous generations; cold brew is growing at 24.7%
>75% of Starbucks revenue is from cold drink sales
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
ORIGINAL BLACK


INTRODUCING
COLD BROOZE
110 CALORIES
ZERO SUGAR
6% ABV
Aged American Rye Bourbon
Guatemalan/Columbian Arabica coffee
Madagascar Vanilla
Cold Brooze is an uncompromising canned cocktail made with three timeless ingredients.
Our mission is to Energize & Socialize and become the market leader in this promising vertical.
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
ORIGINAL BLACK
CRAFT COCKTAILS
ORIGINAL BLACK


VANILLA OAT
160 CALORIES
DAIRY FREE
6% ABV
TASTING NOTES
BALANCED CREAMINESS
FAMILIAR SWEETNESS
ICED VANILLA LATTE
AMERICAN OAK
FORTUNE FAVORS THE BOLD
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
VANILLA OAT


EARLY TRACTION
Achieved +$30,000 in 24Q3 revenue and forecasting a 6X increase year-over-year
Established 125+ points of distribution (POD's) in Central TX, Northern California, Kentucky, and Western Massachusetts
Cold Brooze is in retail accounts with national footprints: including select Total Wine & More, Liquor Barn (GoPuff), and 7-11 locations; in talks with Albertons to trial in 25Q4
Discussing $50,000 in initial purchase orders to further expand distribution in Ohio, SoCal, Idaho, New Hampshire, Kansas, and more
COLD BROOZE

Future projections are not guaranteed.


THE BOLD LEADERSHIP TEAM
Bold Move Beverages is built upon a foundation of passion, knowledge, and industry experience
JACOB GUSS
FOUNDER, CEO
TWO-TIME FOUNDER
TEXAS MBA
STRATEGY/FINANCE AT FORTUNE 500 COMPANIES
American Airlines
LEWIS MILLIGAN
CO-FOUNDER, CCO
20+ YEARS OF EXPERIENCE
OPERATED & DISTRIBUTED
SEASONED SALES EXPERIENCE WITH NATIONAL REACH
Red Bull
REYES
JUSTIN FENCHEL
MENTOR
SERIAL BEV ENTREPRENEUR
TEXAS MBA
BEATBOX
CHRIS SUNDBERG
ADVISOR
CPA & ANGEL INVESTOR
TEXAS MBA
Deloitte.
JUDSON KAUFFMAN
ADVISOR
FORMER NAVY SEAL
TEXAS MBA
CAROLINE FABACHER
ADVISOR
SERIAL BEV ENTREPRENEUR
VENTURE ATTORNEY
SMU
BACKED BY: RENDER CAPITAL


WHERE & WHEN TO BROOZE
THE BRUNCH BUNCH
THE OUTDOORSMEN
THE OUT & ABOUT CROWD
THE TAILGATERS


TASTE-IMONIALS
5000+ COLD BROOZE CUSTOMERS/TESTERS:
I'll take a 4 pack
CLICK HERE
OOOOH
CLICK HERE
CLICK HERE

Reaction #1

Reaction #2

Reaction #3


HOW BROOZE STACKS UP
COLD BROOZE
IS DIFFERENTIATED
• TOP SHELF, COMPETES ON QUALITY
• WHISKEY-BASED
• NON-CARBONATED (NO BLOATING)
• ZERO SUGAR OR SWEETENERS
• NON-SESSIONABLE, KICKSTARTER/COMPLEMENT
• CAFFEINATED
COLD BROOZE
HIGH NOON
RANCH WATER
JIM BEAM
HORNITOS
COUNTRY LUAU


MARKET SIZE
$18.8B
Global RTD Cocktail Market
$4.95B
US RTD Cocktail Market
$300M
US RTD Boozy Coffee Market*
FUTURE MARKET INSIGHTS - 2022 (LINK)
*ESTIMATE AT 6% MARKET SHARE


UNIT ECONOMICS OF BROOZE
YEAR 1
YEAR 3
YEAR 5
Gross Margin 25%
Gross Margin 38%
Gross Margin 50%
GROSS MARGIN
25% -> 50%
VARIABLE COSTS
36%
Gross Margin
Dist. Margin
Ret. Margin
Economies of scale will allow for significant cost savings without compromising quality or brand equity. The largest cost savings occur by sourcing larger quantities of materials (ie. aluminum cans, 4-packs, and case trays).

Future projections are not guaranteed.


PRODUCT ROADMAP
2023
2024
2025
2026
COLD BROOZE LINE EXTENSION
Original Black
Vanilla Oat
Seasonal
Decaf
GEOGRAPHIC EXPANSION PLAN
TX, CA, KY, MA, E-Comm
Midwest & Southeast
National Expansion
COBRANDING STRATEGY
Regional Coffee & Whiskey Partners
National Coffee & Whiskey Partners

FINANCIAL PROJECTIONS


Y1
Y2
Y3
Y4
Y5+
Establish presence in Central Texas
Expand offerings, raise funding, enter new markets
Cobrand with regional/national brands
Invest in Supply Chain & Lower COGS
Grow/Pursue Acquisition or Liquidity event
2024
2025E
2026E
2027E
2028E
Revenue
COGS
Gross Margin
Gross Margin %
Marketing
Wages
R&D
Other SG&A
TOTAL SG&A
Net Income
Total Burn
Future projections are not guaranteed.

Future projections are not guaranteed.


HYPOTHETICAL
REVENUE MULTIPLES
10x Multiple
Pessimistic Case
$120,000,000
12x Multiple
Base Case
$140,000,000
15x Multiple
Optimistic Case
$180,000,000
20x Multiple
George Clooney Case
$240,000,000
CUTWATER SPIRITS
10X
ABInBev
12X
BACARDI
CASAMIGOS Tequila
20X
DIAGEO
Alcohol regulations represent a blessing and curse. This barrier to entry has the positive effect of decreasing competition and increasing exit multiples as compared to traditional F&B companies.
Our goal is to grow BMB into a national brand, at which time we would seek a strategic acquisition. This is currently modeled to take place in 2028.



Future projections are not guaranteed.


OUR NEXT BOLD MOVE
Bold Move Beverages is primed for growth and is seeking equity partners to scale.
Raising via a Convertible Note with:
• $2.5M pre-money cap
• 6% interest rate
• Round led by Render Capital
NWC 20%
G&A 5%
R&D 5%
$500K
Marketing 40%
Salaries & Wages 30%


FORTUNE FAVORS THE BOLD
Jacob@boldmovebeverages.com
(818) 3126344
BOLD MOVE
COLD BROOZE
CRAFT COCKTAIL
VANILLA OAT
ORIGINAL BLACK

Company Links

- Pitch Deck
- Featured on 're:COGs' podcast, hosted by Manufactured
- Our Website